SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, September 17, 2018 – Suzano Papel e Celulose S.A. (“Suzano” or “Company”)
(B3 | SUZB3), complementing the Material Fact notice published on March 16, 2018, hereby informs its shareholders and the market that, in connection with the transaction to combine the operations and shareholder bases of the Company and Fibria Celulose S.A. (“Fibria”) through corporate reorganization under the terms described in said Material Fact notice (“Transaction”), today it launched and priced in the international market, through its wholly-owned subsidiary Suzano Austria GmbH, Senior Notes totaling one billion dollars (US$ 1,000,000,000.00) maturing in 2029 (“Notes”).

The Notes, that will be issued with yield of 6.125% per annum and interest coupon of 6.0% per annum, which will be due and paid semiannually, constitute senior debt and are fully guaranteed by Suzano Papel e Celulose S.A., and after the Transaction is concluded, will be fully guaranteed by Fibria, which will become a subsidiary of the Company.

Suzano will use the proceeds from the offering for general corporate purposes, including the financing of the Transaction and the payment of the fees associated with the Notes issue

The use of other forms of financing instead of the firm commitments mentioned in the Material Fact notice of March 16, 2018, is in line with the Company's strategy of constantly seeking opportunities that offer structures and costs better suited and compatible with the management of its debt and its market positioning, and enhance the Company's position in terms of its capacity to pay the Cash Portion of the Transaction.

The Notes have not and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”) or any other state laws or securities laws of the United States of America, and were not and may not be offered or sold in the United States of America without complying with or obtaining exemption from the applicable registrations. The Notes have been offered only to qualified institutional investors, as defined in Rule 144A of the Securities Act, and outside the United States, to non-U.S. citizens, as defined in Rule 902 of the Securities Act, in accordance with Regulation S of the Securities Act. The Notes were not and will not be registered at the Securities and Exchange Commission of Brazil (“CVM”). The Notes may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations. The Notes will be registered by Suzano on the Luxembourg Stock Exchange, for distribution in the Euro MTF Market, subject to approval by said exchange.

This notice does not constitute an offer to sell the Notes or a tender offer to buy the Notes, and the Notes may not be sold in any state or jurisdiction in which this offer is considered unlawful, in accordance with the securities laws of such state or jurisdiction.

São Paulo, September 17, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer